FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 under
the Securities Exchange Act of 1934

For the month of	September	2014
BlackBerry Limited
(Translation of registrant’s name into English)
2200 University Avenue, Waterloo, Ontario, Canada N2L 3W8
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.

Form 20-F	Form 40-F	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

DOCUMENT INDEX

Document		Page No.
1. 2.	BlackBerry Blend Brings the Power and Security of BlackBerry to Your Computer and Tablet BlackBerry Passport Redefines Productivity for Mobile Professionals with Boundary-Breaking Design and Features	2. 3.

Document 1

  NEWS RELEASE
September 24, 2014

FOR IMMEDIATE RELEASE

BlackBerry Blend Brings the Power and Security of BlackBerry to Your Computer and Tablet

New Application Allows Email, Conversations, Calendars and Contacts to “Follow” You Across Multiple Computing Screens

Waterloo, ON – BlackBerry Limited (NASDAQ: BBRY; TSX: BB), a global leader in mobile communications, announced today the availability of BlackBerry® Blend, a new app that seamlessly brings messaging and content from your BlackBerry smartphone to your computer and tablet. With BlackBerry Blend, users can take advantage of the secure BlackBerry network to blend their personal and professional content and conversations together using the screen of their choice. BlackBerry Blend enables users to work seamlessly across multiple devices running various Windows®, iOS®, Mac and Android™ operating systems, making work collaboration and conversation easy no matter where they are.

Mobile professionals have demanding technology needs and are multi-device users working between their smartphone, PC and tablet all day. These individuals are highly connected and need a way to work across multiple devices and operating systems effortlessly in order to optimize their efficiency and achieve their goals.*

BlackBerry Blend streamlines the experience of using multiple devices on a daily basis by bridging the gap between your smartphone and other devices that make up your connected universe. With BlackBerry Blend, users can receive instant notifications, respond to work and personal messages, and access documents, calendars, contacts and media in real-time on any device, while never having to worry about their security being compromised. No saving to a cloud, no wires and no transferring information between devices. It’s just there. To watch a quick demonstration of BlackBerry Blend, visit www.BlackBerry.com/Blend.

“With the amount of time spent shuffling between devices throughout the day, the type of integration that BlackBerry Blend offers will bring a whole new level of productivity to our users,” said John Chen, Executive Chairman and CEO at BlackBerry. “Whether you need to access important work files on the road or respond to text and email messages on your tablet while commuting to work, BlackBerry Blend ensures all of your important information is safely accessible, regardless of the device you are using.”

Fundamentally rooted in BlackBerry’s core competencies of security and productivity, BlackBerry Blend offers user benefits such as:

•	Never Miss a BBM™ or Text Message: BlackBerry Blend brings all your BBM and text messages from your BlackBerry smartphone to an integrated messaging hub now available on your computer and tablet.
•	Use Your Smartphone as a Mobile Network Hub: Gain secure access to work email, calendars and important files on any device connected to BlackBerry Blend.
•	Transfer Files Across Devices: Save files from your computer to your BlackBerry smartphone so they are accessible on any device connected to BlackBerry Blend
•
BlackBerry Security, Across Your Devices: Powered by the BlackBerry device through the BlackBerry network, this seamless experience is also secure. And IT Administrators can rest easy, as they have the ability to set BlackBerry Blend parameters for users that match their security guidelines.

•	Unified Calendar Management: BlackBerry Blend merges all of your work meetings, personal appointments and events into one view.
•
Connect Anywhere, Anytime: BlackBerry Blend can connect wirelessly via Wi-Fi or cellular connection, or wired through the USB port on your PC. Once connected, use your BlackBerry® ID on your computer and tablet to connect to BlackBerry Blend.

BlackBerry Blend is launching today on the BlackBerry® Passport and the Porsche Design P’9983 from BlackBerry®, and will work across desktop operating systems, including Mac OS X 10.7 +, iPad tablets running iOS 7+, Windows 7+ and Android tablets running Android 4.4+. The downloadable version of BlackBerry Blend for Macs and PCs is available today at www.BlackBerry.com/Blend, on the Apple® App StoreSM for iPad tablets, or via the Google Play™ Store for Android tablets.

BlackBerry Blend comes free on BlackBerry Passport at launch. Additional enterprise features will be available through a subscription program. Details of the enterprise offering will be announced in the coming weeks.

*Source: BlackBerry 2013 Segmentation Study – US, UK, Germany and Brazil

About BlackBerry
A global leader in mobile communications, BlackBerry® revolutionized the mobile industry when it was introduced in 1999. Today, BlackBerry aims to inspire the success of our millions of customers around the world by continuously pushing the boundaries of mobile experiences. Founded in 1984 and based in Waterloo, Ontario, BlackBerry operates offices in North America, Europe, Middle East and Africa, Asia Pacific and Latin America. The Company trades under the ticker symbols "BB" on the Toronto Stock Exchange and "BBRY" on the NASDAQ. For more information, visit www.BlackBerry.com.

Media Contact:
BlackBerry Media Relations
(519) 888-7465 x77273
mediarelations@BlackBerry.com

                                     ###

Document 2

                                                                                              NEWS RELEASE
                                                                                             September 24, 2014

FOR IMMEDIATE RELEASE

BlackBerry Passport Redefines Productivity for Mobile Professionals with Boundary-Breaking Design and Features
1:1 Aspect Ratio and Touch-Enabled Keyboard Challenge Industry’s Status Quo

Waterloo, ON – Continuing its strategy to arm mobile professionals with tools that make them more productive, BlackBerry Limited (NASDAQ: BBRY; TSX: BB), a global leader in mobile communications, today launched the BlackBerry® Passport. Featuring a large square touch screen and new QWERTY touch-enabled keyboard, the BlackBerry Passport is a device purpose-built for productivity-driven business professionals who want a smartphone that empowers them with the mobile tools they need to get things done, without sacrificing style or portability.

“As we set out to design BlackBerry Passport, we were guided by a simple yet challenging idea – to set aside the limitations of traditional design and to instead simply build a device that fundamentally changes the way business professionals get work done on their smartphone,” said John Chen, Executive Chairman and CEO at BlackBerry. “The BlackBerry Passport was created to drive productivity and to break through the sea of rectangular-screen, all-touch devices.”

Thoughtful Design for the Mobile Professional
Inspired by actual passports, the universal symbol of mobility, the size and form factor of BlackBerry Passport is portable enough to easily tuck into pockets and use wherever you go. Utilizing premium, robust materials such as Corning® Gorilla® Glass 3 for the display and forged stainless steel for added strength, BlackBerry Passport will provide the durability business professionals require in a smartphone.

The large square screen is optimized for viewing and creating content, and will make everyday tasks like reading and writing emails, reviewing and editing documents, web browsing, and map navigation, more comfortable and effortless. The BlackBerry Passport includes the industry’s first touch-enabled keyboard with gestures that make typing, editing and navigating more efficient and accurate. BlackBerry's physical QWERTY keyboards have always made it easier for users to create polished, professional communications with exceptional accuracy. BlackBerry Passport's new QWERTY keyboard is almost four times more accurate than BlackBerry® 10 virtual keyboards – the error rate is on average 74% lower – so there are fewer typos to get in the way of what you’re trying to say.

The BlackBerry Passport along with Porsche Design P’9983 smartphone from BlackBerry®, are the first devices to launch on BlackBerry’s latest OS platform, BlackBerry® 10.3. They come preloaded with new productivity-enhancing features including BlackBerry® Blend and BlackBerry® Assistant, as well as the BlackBerry® World™ storefront and Amazon Appstore, offering access to the very best apps for work and play.

BlackBerry Blend
BlackBerry Blend brings messaging and content that is on your BlackBerry smartphone to your computer and tablet. Get instant message notifications, read and respond to your work and personal email, BBM™ or text messages, and access your documents, calendar, contacts and media in real time on whatever device you are on, powered by your BlackBerry. BlackBerry Blend is being introduced on the BlackBerry Passport and will work across desktop operating systems, including Mac OS X 10.7 +, Windows® 7+ and Android™ tablets running Android 4.4+ via cellular, USB or Wi-Fi connections. BlackBerry is also working to bring the Blend experience on other tablets soon. The downloadable version of BlackBerry Blend for Macs and PCs is available today at www.BlackBerry.com/Blend, on the Apple® App StoreSM for iPad tablets, or via the Google Play™ Store for Android tablets.

Highlight features of the BlackBerry Passport include:

•
Large High-Resolution Square Screen – The BlackBerry Passport includes a 4.5” square screen with a 1:1 aspect ratio, 1440x1440 pixel (453 dpi) HD display and Corning® Gorilla® Glass 3 for added strength.

•
Innovative BlackBerry® Keyboard – The BlackBerry Passport’s revolutionary new keyboard brings innovation to input with a responsive touch surface like a trackpad that lets you perform many touch functions directly on the keyboard. You can scroll web pages, flick to type or slide along the keys to move the cursor, leaving the full screen space for viewing.

•
BlackBerry® 10 OS 10.3 – The BlackBerry Passport comes preloaded with the new BlackBerry 10.3 operating system, including new features such as BlackBerry Assistant, BlackBerry Blend and Amazon Appstore. It has a fresh look that incorporates updated icons and an instant action bar so that each user’s most commonly accessed functions are in the center of their screen.

•
Best-in-Class Battery Life – The 3450 mAh battery is the largest among the top selling smartphones and phablets and, when tested against a very active user, provides up to 30 hours of mixed use. It’s our best battery power to date.*

•	Dual app storefronts for a Wealth of Professional and Popular Apps

o	BlackBerry® World – BlackBerry World showcases essential productivity apps for business professionals looking to drive efficient communications and collaboration.

o
Amazon Appstore – Preloaded on BlackBerry Passport, users can access popular consumer apps through the Amazon Appstore, including the latest Android games and apps, such as Minecraft - Pocket Edition, Candy Crush Saga, Pinterest, Temple Run 2 and Cut the Rope 2.

•
BlackBerry® Assistant – The BlackBerry Assistant is BlackBerry’s first digital assistant and can be used with voice and text commands to help users manage work and personal email, contacts, calendar and other native BlackBerry 10 applications. BlackBerry Assistant intelligently determines how to respond to you based on how you interact with it – if you type, it responds silently, if you speak, it speaks back and if you activate over Bluetooth, it speaks back with additional context because it assumes you might not have access to the screen.

•
Premium Components – The device is built for the most demanding user using durable materials mixed with top-of-the-line technology, including a Quad Core 2.2 GHZ Processor, 3 GB RAM, 13 MP OIS rear camera and 32 GB memory.

•
BlackBerry® Natural Sound – BlackBerry Passport comes with powerful speakers and a quad microphone system that delivers a high-quality listening experience. BlackBerry Natural Sound Technology is built in to adapt Wi-Fi and cellular call sound depending upon phone position and background noise, automatically adjusting volume so you don’t have to.

Availability:
The BlackBerry Passport is now available through local carriers around the world and online through ShopBlackBerry.com and Amazon.com. For more information about BlackBerry Passport, please visit www.BlackBerry.com/Passport. To learn more about BlackBerry Blend, please visit www.BlackBerry.com/Blend.

*Based on mixed usage scenario. Many factors affect battery life, including network connectivity, application usage, feature configuration and battery age. Actual results may vary.

About BlackBerry
A global leader in mobile communications, BlackBerry® revolutionized the mobile industry when it was introduced in 1999. Today, BlackBerry aims to inspire the success of our millions of customers around the world by continuously pushing the boundaries of mobile experiences. Founded in 1984 and based in Waterloo, Ontario, BlackBerry operates offices in North America, Europe, Middle East and Africa, Asia Pacific and Latin America. The Company trades under the ticker symbols "BB" on the Toronto Stock Exchange and "BBRY" on the NASDAQ. For more information, visit www.BlackBerry.com.

Media Contact:
BlackBerry Media Relations
(519) 888-7465 x77273
mediarelations@BlackBerry.com

###

SIGNATURES

Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BlackBerry Limited
(Registrant)
Date:	September 24, 2014	By:	/s/ James Yersh
(Signature)
James Yersh Chief Financial Officer